Mail Stop 3561

August 9, 2006

By Facsimile and U.S. Mail

Daniel T. Carter
Executive Vice President and Chief Financial Officer
Charlotte Russe Holding, Inc.
4645 Morena Boulevard
San Diego, CA 92117

      **Re:**    **Charlotte Russe Holding, Inc.**
              **Form 10-K for Fiscal Year Ended September 24, 2005**
              **Filed December 7, 2005**
              **File No.  0-27677**
              **Form 10-Q for Fiscal Quarter Ended March 25, 2006**
              **Filed May 1, 2006**
              **File No.  0-27677**

Dear Mr. Carter:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

              Sincerely,

              Michael Moran
              Accounting Branch Chief